UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Progressive Care Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74332G108

(CUSIP Number)*

Charles M. Fernandez

NextPlat Corp

3250 Mary St., Suite 410

Coconut Grove, FL 33133

(305) 560-5355

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74332G108	SCHEDULE 13D	Page 1 of 8 Pages

1	NAME OF REPORTING PERSONS NextPlat Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,053,785,918(1)
	8	SHARED VOTING POWER 1,133,552,131(2)
	9	SOLE DISPOSITIVE POWER 1,053,785,918(1)
	10	SHARED DISPOSITIVE POWER 1,133,552,131(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,053,785,918 shares of common stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 61.5%(3)
14	TYPE OF REPORTING PERSON CO

(1) Includes 9,130,435 of the Issuer’s restricted common stock issued in connection with the Modification Agreement discussed in Item 4 of this Schedule 13D owned by NextPlat, and the shares of the Issuer’s common stock issuable upon the conversion and exercise of the securities included in 3,000 units of the Issuer’s securities (each, a “Unit”) purchased by NextPlat. Each Unit consists of one share of Series B Convertible Preferred Stock (“Preferred Stock”), and one Warrant (“Warrant”) to purchase one share of Preferred Stock. Each share of Preferred Stock votes as a class with the common stock of Progressive Care at a ratio of 100,000 votes per share of Preferred Stock. Likewise, each share of Series B Preferred Stock can be converted at any time into 100,000 shares of Progressive common stock. In addition, under a Secured Convertible Promissory Note (the “Note”) issued by the Issuer, NextPlat has the right to convert its portion of the note to the Issuer’s common stock at any time. Based on NextPlat’s portion of the current principal and interest outstanding under the Note, NextPlat could convert its portion of the note into 61,322,150 shares of Issuer’s common stock. Also includes 383,333,333 shares of the Issuer’s common stock issuable upon the conversion of the principal and interest under debentures that NextPlat can purchase under that certain Securities Purchase Agreement dated November 16, 2022. Pursuant to this Purchase Agreement, NextPlat can elect to purchase up to $10 million of secured convertible debentures from the Issuer at any time or from time to time during the term of the agreement. The debentures bear interest at 5% per annum and can be converted at any time for the Issuer’s common stock at a conversion price of $0.03 per share.

(2) Charles M. Fernandez, the Executive Chairman and Chief Executive Officer of NextPlat, owns 5,924,901 shares of Issuer’s restricted common stock, and his portion of the Note would convert to 24,526,039 additional shares based his portion of accrued and unpaid principal and interest under the Note at this time. Also includes 12,576,222 shares of Issuer’s common stock that Mr. Fernandez may purchase pursuant to the fully vested portion of a stock option grant made by the Issuer to Mr. Fernandez on September 13, 2022.

(3) Rodney Barreto, a member of NextPlat’s Board of Directors, owns 5,924,901 shares of Issuer’s restricted common stock,and his portion of the Note would convert to 24,526,039 additional shares based his portion of accrued and unpaid principal and interest under the Note at this time. Messrs. Fernandez and Barreto expressly disclaim ownership of NextPlat’s shares of Issuer’s common stock. Also includes 6,288,111 shares of Issuer’s common stock that Mr. Barreto may purchase pursuant to the fully vested portion of a stock option grant made by the Issuer to Mr. Barreto on September 13, 2022.

(3) Based on 669,467,647 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2022.

CUSIP No. 74332G108	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Charles M. Fernandez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,027,162(1)
	8	SHARED VOTING POWER 1,096,813,080(2)
	9	SOLE DISPOSITIVE POWER 43,027,162 (1)
	10	SHARED DISPOSITIVE POWER 1,096,813,080(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 43,027,162 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 6.1%(3)
14	TYPE OF REPORTING PERSON IN

(1) Charles M. Fernandez owns 5,924,901 shares of Issuer’s restricted common stock, and his portion of the Note would convert to 24,526,039 additional shares based his portion of accrued and unpaid principal and interest under the Note at this time. Also includes 12,576,222 shares of Issuer’s common stock that Mr. Fernandez may purchase pursuant to the fully vested portion of a stock option grant made by the Issuer to Mr. Fernandez on September 13, 2022.

(2) Charles M. Fernandez is the Executive Chairman and Chief Executive Officer of NextPlat. NextPlat also owns 9,130,435 of the Issuer’s restricted common stock issued in connection with the Modification Agreement discussed in Item 4 of this Schedule 13D and 3,000 Units. Each Unit consists of one share Preferred Stock and one Warrant. Each share of Preferred Stock votes as a class with the common stock of Progressive Care at a ratio of 100,000 votes per share of Preferred Stock. Likewise, each share of Series B Preferred Stock can be converted at any time into 100,000 shares of Progressive common stock. In addition, under the Note, NextPlat has the right to convert its portion of the note to the Issuer’s common stock at any time. Based on NextPlat’s portion of the current principal and interest outstanding under the Note, NextPlat could convert its portion of the note into 61,322,150 shares of Issuer’s common stock. Also includes 383,333,333 shares of the Issuer’s common stock issuable upon the conversion of the principal and interest under debentures that NextPlat can purchase under that certain Securities Purchase Agreement dated November 16, 2022. Pursuant to this Purchase Agreement, NextPlat can elect to purchase up to $10 million of secured convertible debentures from the Issuer at any time or from time to time during the term of the agreement. The debentures bear interest at 5% per annum and can be converted at any time for the Issuer’s common stock at a conversion price of $0.03 per share. Mr. Fernandez expressly disclaims ownership of NextPlat’s shares of Issuer’s common stock.

(3) Based on 669,467,647 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2022.

CUSIP No. 74332G108	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Rodney Barreto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,739,051 (1)
	8	SHARED VOTING POWER 1,090,524,969(2)
	9	SOLE DISPOSITIVE POWER 36,739,051(1)
	10	SHARED DISPOSITIVE POWER 1,090,524,969(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,739,051 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 5.2%(3)
14	TYPE OF REPORTING PERSON IN

(1) Rodney Barreto owns 5,924,901 shares of Issuer’s restricted common stock, and his portion of the Note would convert to 24,526,039 additional shares based his portion of accrued and unpaid principal and interest under the Note at this time. Also includes 6,288,111 shares of Issuer’s common stock that Mr. Barreto may purchase pursuant to the fully vested portion of a stock option grant made by the Issuer to Mr. Barreto on September 13, 2022.

(2) Rodney Barreto is a member of the Board of Directors of NextPlat. NextPlat also owns 9,130,435 of the Issuer’s restricted common stock issued in connection with the Modification Agreement discussed in Item 4 of this Schedule 13D and 3,000 Units. Each Unit consists of one share Preferred Stock and one Warrant. Each share of Preferred Stock votes as a class with the common stock of Progressive Care at a ratio of 100,000 votes per share of Preferred Stock. Likewise, each share of Series B Preferred Stock can be converted at any time into 100,000 shares of Progressive common stock. In addition, under the Note, NextPlat has the right to convert its portion of the note to the Issuer’s common stock at any time. Based on NextPlat’s portion of the current principal and interest outstanding under the Note, NextPlat could convert its portion of the note into 61,322,150 shares of Issuer’s common stock. Also includes 383,333,333 shares of the Issuer’s common stock issuable upon the conversion of the principal and interest under debentures that NextPlat can purchase under that certain Securities Purchase Agreement dated November 16, 2022. Pursuant to this Purchase Agreement, NextPlat can elect to purchase up to $10 million of secured convertible debentures from the Issuer at any time or from time to time during the term of the agreement. The debentures bear interest at 5% per annum and can be converted at any time for the Issuer’s common stock at a conversion price of $0.03 per share. Mr. Barreto expressly disclaims ownership of NextPlat’s shares of Issuer’s common stock.

(3) Based on 669,467,647 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2022.

CUSIP No. 74332G108	SCHEDULE 13D	Page 4 of 8 Pages

Explanatory Note: This statement on Schedule 13D amends the Schedule 13D of NextPlat Corp (“NextPlat”), Charles M. Fernandez, and Rodney Barreto (each a “Reporting Person”, and together the “Reporting Persons”) that was filed with the Securities and Exchange Commission on September 9, 2022 (the “Schedule 13D”), with respect to the common stock of Progressive Care, Inc., a Delaware corporation (the “Issuer”). This amendment to the Schedule 13D constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Progressive Care Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 Ansin Blvd, Suite A, Hallandale Beach, Florida 33009.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by NextPlat Corp (“NextPlat”), Charles M. Fernandez, and Rodney Barreto (each a “Reporting Person”, and together the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 3250 Mary St., Suite 410, Coconut Grove, FL 33133.

(c) NextPlat is developing a state-of-the-art e-commerce platform to collaborate with businesses to optimize their ability to sell their goods online, domestically, and internationally, and to enable customers and partners to optimize their e-commerce presence and revenue, which it expects will become the focus of its business in the future. Historically, the business of NextPlat has been the provision of a comprehensive array of Satellite Industry communication services, and related equipment sales. NextPlat operates two main e-commerce websites as well as 25 third-party e-commerce storefronts such as Alibaba, Amazon and Walmart. These e-commerce venues form an effective global network serving thousands of consumers, enterprises, and governments. NextPlat has announced its intention to broaden its e-commerce platform and is implementing comprehensive systems upgrade to support this initiative. NextPlat has also begun the design and development of a next generation platform for digital assets built for Web3 (an internet service built using decentralized blockchains).

Mr. Charles M. Fernandez is the Chairman of the Board and Chief Executive Officer of NextPlat. Over the past 30 years, Mr. Fernandez has successfully identified profitable start-up and dislocation opportunities, and built significant shareholder value, executing both private and public dispositions. Mr. Fernandez’s expertise in technology and healthcare includes co-founding Lakeview Health Systems (acquired by a private equity firm for approximately $70 million) and Continucare Corporation (acquired by Metropolitan Health Networks, Inc. for approximately $400 million) where he served as chairman, president and CEO. He also served as an investor, director, and Chairman of the Audit Committee of IVAX Corporation for nearly a decade prior to its purchase by Teva Pharmaceuticals for $8.7 billion. Mr. Fernandez was appointed to serve as the Chairman of the Issuer’s Board of Directors and Chief Executive Officer based on his significant leadership and entrepreneurial experience.

Mr. Rodney Barreto is a member of the Board of Directors of NextPlat. Mr. Barreto is President and CEO of the Barreto Group and of Barreto Hospitality since their founding. The Barreto Group, which was founded in 1988, is a diversified company specializing in corporate and public affairs consulting, real estate investment, and development. Barreto Hospitality, which was founded in 2020, is the food, beverage, and hospitality arm of the Barreto Group boasting a wide array of dining and entertainment venues across South Florida. Mr. Barreto is also the founding partner of Floridian Partners, LLC. Floridian Partners LLC, which was founded in 2000, is a consulting firm that develops and manages effective corporate and public affairs strategies designed to achieve specific business results. Mr. Barreto has also served as the CEO of Barreto Capital, LLC, a private money lender, since November 2018. Mr. Barreto has chaired the Super Bowl Host Committee a record three (3) times, in the years 2007, 2010 and 2020. Mr. Barreto was appointed to serve as a Vice Chairman of the Board of Directors of the Issuer based on his significant leadership and entrepreneurial experience.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 74332G108	SCHEDULE 13D	Page 5 of 8 Pages

(e) During the last five years, none of the Reporting Person have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) NextPlat is a Nevada corporation, having its executive offices in Florida. Messrs. Fernandez and Barreto are citizens of Florida.

Item 3.	Source and Amount of Funds or Other Consideration.

September 2022 Transactions

Funds for the September 2022 purchase of securities reported herein were derived from the available working capital of NextPlat and from the personal funds of each of Messrs. Fernandez and Barreto. The Reporting Persons purchased the securities of the Issuer that are the subject of this Schedule 13D pursuant to a Recapitalization Plan described in Item 4 below.

On September 2, 2022, NextPlat purchased 3,000 units (the “Units”) of Progressive Care Inc. (the “Issuer”) for a total of $6,000,000. Each Unit consisted of one share of the Issuer’s Series B Preferred Stock and one warrant (each, a “B Warrant”) to purchase one share of the Issuer’s Series B Preferred Stock. The Preferred Stock votes as a class with the Common Stock, has 100,000 votes per share, and each share is convertible into 100,000 shares of the Issuer’s Common Stock. The Preferred Stock has a liquidation preference of $2,000 per share and a dividend preference, and is convertible into shares of the Issuer’s Common Stock at a $0.02 per share conversion price. The Series B Preferred stock automatically converts into 100,000 shares of the Issuer’s Common Stock on the date that the Issuer’s authorized number of shares of Common Stock is increased to a number sufficient to allow for their conversion. The B Warrants afford the holder the right to purchase one share of the Issuer’s Series B Preferred Stock at a price per share of $2,000.

Concurrent with the purchase of the Units, NextPlat, Charles M. Fernandez, Rodney Barreto, and certain other investors, purchased a convertible note issued by the Issuer to an unrelated party. The note represents aggregate indebtedness of $2,790,885.63 and was purchased for aggregate consideration of $2,300,000. In connection with the acquisition of the convertible note the purchasers including the Reporting Person, entered into a certain Debt Modification Agreement, dated August 30, 2022 (the “Modification Agreement”) with the Issuer pursuant to which the maturity of the convertible note was extended, the interest rate was reduced, the variable conversion feature was eliminated and a fixed conversion price of $0.02 was adopted. In consideration of those concessions, 21,000,000 shares of Common Stock of the Issuer were issued to the purchasers. NextPlat, Charles M. Fernandez and Rodney Barreto, purchased $1,213,428.53, $485,371.41, and $485,371.41, respectively, in outstanding balance of the note for purchase price of $1 million, $400,000, and $400,000, respectively, which represent the beneficial ownership in 60,671,427, 24,268,571, and 24,268,571 shares of Common Stock of the Issuer, respectively, based upon the outstanding balance of the convertible note; and in addition NextPlat, Charles M. Fernandez and Rodney Barreto, received from the Issuer 9,130,435, 3,652,174, and 3,652,174 shares of restricted Common Stock of the Issuer, respectively, pursuant to the Modification Agreement discussed in Item 4 below.

November 2022 Convertible Debt Facility

On November 16, 2022, NextPlat entered into a Securities Purchase Agreement (the “SPA”) with Issuer, pursuant to which NextPlat has agreed to purchase, from time to time during the three year term of the SPA, up to an aggregate of $10 million of secured convertible debentures from the Issuer (the “Debentures”) at NextPlat’s election. Funds for the Purchase of the Debentures will be from the available working capital of NextPlat and from the proceeds from the sale of NextPlat’s securities.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their positions in the securities that are the subject of this Schedule 13D (i) in the belief that the securities are undervalued, (ii) because the Reporting Persons believe that a strategic investment by NextPlat in the Issuer represents substantial business opportunities for the Issuer and for NextPlat with the promise of increasing the market value of both the Issuer’s securities and NextPlat’s securities; and (iii) to gain control of the Issuer by NextPlat. It is anticipated that NextPlat’s management team and select members of its Board of Directors, including Reporting Persons Charles M. Fernandez and Rodney Barreto will provide the Issuer with their experience in healthcare and digital technology including the development of new healthcare and lifestyle products, and it is anticipated that the Issuer’s products will be sold via NextPlat’s global e-commerce marketplaces. As part of this transaction, Mr. Fernandez was appointed as Chairman of the Board of Directors and Chief Executive Officer of the Issuer, and Mr. Barreto was appointed to Issuer’s Board of Directors as Vice Chairman. The Issuer intends to utilize a portion of the capital invested by the Reporting Persons to further fund deployment of its digital platforms and the development and sale of new health, fitness, and beauty products.

CUSIP No. 74332G108	SCHEDULE 13D	Page 6 of 8 Pages

NextPlat has determined to use shares of Issuer’s securities owned and or purchasable by NextPlat to assert control over Issuer.

The Reporting Persons have not determined whether to maintain the Issuer as a separate controlled public entity of NextPlat or seek to consolidate it with NextPlat. The Reporting Persons intend to have discussions with other stockholders of the Issuer, as well as other interested parties and possibly representatives of the Issuer, as they continue to evaluate the situation.

The Reporting Persons are considering all their options and, while they have no present plan to do so, they reserve the right and are considering whether to propose other transactions that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Recapitalization Plan

Under the September 2022 recapitalization plan, NextPlat, Charles M. Fernandez, individually, and Rodney Barreto, individually, and certain other investors (together the “Purchasers”) invested an aggregate of $8.3 million into securities of the Issuer. Pursuant to the terms of the Securities Purchase Agreement, dated August 30, 2022 (the “Purchase Agreement”), between the Issuer and NextPlat, NextPlat purchased 3,000 units (the “Units”) from the Issuer. Each Unit consists of one share of Preferred Stock of the Issuer and one B Warrant to purchase one share of the Issuer’s Series B Preferred Stock for an aggregate purchase price of $6,000,000, or $2,000 per Unit. In addition, certain persons including the Reporting Persons purchased a convertible note issued by the Issuer and owned by an unaffiliated person for an aggregate purchase price of $2,300,000. In connection with the acquisition of the convertible note the purchasers including the Reporting Person, entered into the Modification Agreement with the Issuer pursuant to which the maturity of the convertible note was extended, the interest rate was reduced, the variable conversion feature was eliminated and a fixed conversion price of $0.02 was adopted. In consideration of those concessions, 21,000,000 shares of Common Stock of the Issuer were issued to the purchasers. NextPlat, Charles M. Fernandez and Rodney Barreto, purchased $1,213,428.53, $485,371.41, and $485,371.41, respectively, in outstanding balance of the note for purchase price of $1 million, $400,000, and $400,000, respectively. Pursuant to the Modification Agreement, the convertible note will automatically convert into shares of the Issuer’s Common Stock on the later of the on the date that the Issuer’s authorized number of shares of Common Stock is increased to a number sufficient to allow for their conversion and the date that the Issuer’s Common Stock commences trading on a national securities exchange.

B Warrants

Each B Warrant entitles the registered holder to purchase one share of Preferred Stock at a price of $2,000 per share, subject to adjustment as described therein, at any time commencing: (i) at any time or times on or after the initial exercise date and (ii) on or before the expiration of five years from the date of issue. The B Warrants contain cashless exercise provisions.

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of September 2, 2022 (the “Registration Rights Agreement”), to which the Issuer, and NextPlat are parties, NextPlat is entitled to demand and “piggy-back” registration rights with respect to the shares of the Issuer’s Common Stock then issued or issuable upon conversion of the Series B Preferred Stock, and shares of the Issuer’s Common Stock then issued or issuable upon the exercise or cashless conversion of the B Warrants, , including any securities issued as a stock split, dividend or other distribution with respect to or in exchange for or in replacement of such securities.

CUSIP No. 74332G108	SCHEDULE 13D	Page 7 of 8 Pages

The foregoing summary of certain terms of the Purchase Agreement, the Note Purchase Agreement, the Modification Agreement, and the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-3 to this Schedule 13D.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons intends to review the Reporting Person’s investment in the Issuer on a continuing basis, are considering all their options and, they reserve the right and are considering whether to propose other transactions that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the Reporting Person’s investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock and, alone or with others, pursuing discussions with the management, the Board of Directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, from time to time and at any time: (i) acquire additional equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

November 2022 Convertible Debt Facility

On November 16, 2022, NextPlat entered into the SPA a Securities Purchase Agreement (the “SPA”) with Issuer, pursuant to which NextPlat has agreed to purchase, from time to time during the three year term of the SPA, up to an aggregate of $10 million of secured convertible debentures from the Issuer (the “Debentures”). Pursuant to the SPA, all purchases of the Debentures will be made at NextPlat’s sole election. Pursuant to the SPA, all purchases of the Debentures will be made at NextPlat’s sole election. Each Debenture will be convertible at any time, upon the NextPlat’s election, to shares of the Issuer’s common stock at a conversion price of $0.03 per share (as may be adjusted from time to time for share dividends, share splits, reverse share splits, etc.). Pursuant to the SPA, all purchases of the Debentures will be made at NextPlat’s sole election and the proceeds from each purchase will be used by the Issuer only as approved by NextPlat’s Board of Directors. Until used, the proceeds from each purchase of Debentures will be deposited in a controlled account.

In addition, at the closing of each purchase under the SPA, NextPlat and the Issuer will enter into a Registration Rights Agreement (each, a “Registration Rights Agreement”) pursuant to which the Issuer will agree to register the shares of Issuer common stock issuable upon conversion in full of the Debentures purchased by NextPlat at such closing.

In accordance with the form of Debenture to be used for each purchase under the SPA, each Debenture will be convertible at any time, upon NextPlat’s election, to shares of the Issuer’s common stock at a conversion price of $0.03 per share (as may be adjusted from time to time for share dividends, share splits, reverse share splits, etc.). In addition, each Debenture will mature on the third anniversary of its issuance and bear interest at 5.0% per annum, payable quarterly. At NextPlat’s election, interest can be paid in cash, shares of Issuer’s common stock, or some combination thereof. The Issuer has the right to prepay the Debenture at any time provided that it gives NextPlat seven (7) business days advance written notice, during which time NextPlat could elect to convert the Debenture to Issuer common stock. Upon the prepayment of a Debenture, Issuer will pay NextPlat an amount equal to the sum of: (i) all outstanding principal under such Debenture, plus (ii) all accrued and unpaid interest under such Debenture through the prepayment date, multiplied by (iii) 110%. While amounts are outstanding under a Debenture, the Issuer will be subject to certain restrictive covenants, including with respect to the incurrence of indebtedness, the imposition of liens on the Issuer’s assets, changes to the Issuer’s organization documents, etc.

In connection with the SPA, on November 16, 2022, NextPlat entered into a Security Agreement (the “Security Agreement”) with the Issuer and the Issuer’s subsidiaries, Touchpoint RX, LLC, a Florida limited liability company (“Touchpoint”), Family Physicians RX, Inc., a Florida corporation (“FPRX”), and ClearMetrX Inc., a Florida corporation (“ClearMetrX” and collectively with the Issuer, Touchpoint and FPRX, the “Borrower Parties”). Pursuant to the Security Agreement, the Borrower Parties granted NextPlat a security interest in all of their respective assets to secure the Issuer’s obligations under the Debentures.

In addition, on November 11, 2022 the Issuer’s board of directors elected Mr. Fernandez to serve as the Chief Executive Officer of Issuer. On November 7, 2022, NextPlat hired Robert Bedwell who had up until such date worked for Issuer as NextPlat’s Chief Compliance Officer. As part of such role, Mr. Bedwell will continue to monitor Issuer’s compliance on behalf of NextPlat. On November 14, 2022, NextPlat hired Cecile Munnik, the current Chief Financial Officer of Issuer, to serve as the Chief Financial Officer of NextPlat. Ms. Munnik will split her working time 30/70 between NextPlat and the Issuer until June 30, 2022. These executive interlocks result from NextPlat’s determination to use its ownership of Issuer’s securities to assert control over Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) As described in Item 4, the Reporting Persons may be deemed the beneficial owner of 1,053,794,229 shares of Common Stock, in each case directly held by the Reporting Persons, representing approximately 58% of the outstanding units.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 669,467,647 shares of Common Stock, as reported by the Issuer in its Form 10-Q filed with the Commission on November 14, 2022, file number 000-52684.

(b) By virtue of their personal investments in the Issuer, Messrs. Fernandez and Barreto have the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of 1,094,551,989 and 34,469,648 shares of Common Stock, respectively.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1	Securities Purchase Agreement, dated August 30, 2022, among Progressive Care and the Company**

2	Debt Modification Agreement, dated August 30, 2022, among Progressive Care, the Company, Charles M. Fernandez, Rodney Barreto, Daniyel Erdberg, and Sixth Borough Capital Fund, LP**

3	Confidential Note Purchase Agreement, dated August 30, 2022, among the Company, Progressive Care, Iliad Research and Trading, L.P., PharmCo, L.L.C., Charles M. Fernandez, Rodney Barreto, Daniyel Erdberg, and Sixth Borough Capital Fund, LP**

4	Joint Filing Agreement, dated as of September 8, 2022, among the Reporting Persons**

5	Securities Purchase Agreement, dated November 16, 2022, among the Issuer and NextPlat*

6	Form of Debenture*

7	Security Agreement, dated as of November 16, 2022, by the Issuer, Touchpoint RX, LLC, Family Physicians RX, Inc., and ClearMetrX Inc. in favor of NextPlat *

8	Form of Registration Rights Agreement*

* Filed herewith.
**Previously filed with the Schedule 13D of the Reporting Persons that was filed with the Securities and Exchange Commission on September 9, 2022

CUSIP No. 74332G108	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 22, 2022

NextPlat Corp

By:	/s/ Charles M. Fernandez
Name:	Charles M. Fernandez
Title:	Executive Chairman and Chief Executive Officer

/s/ Charles M. Fernandez
Charles M. Fernandez

/s/ Rodney Barreto
Rodney Barreto